UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)

I.I.S. Intelligent Information Systems Limited
(Name of Issuer) Ordinary Shares, par value NIS .003 per share
(Title of Class of Securities) 449633205 (CUSIP Number)
Copies to:
Robi Hartman c/o I.I.S. Intelligent Information Systems Limited 33 Jabotinsky Street Ramat Gan, Israel +972-3-7516449		David M. Warburg, Esq. Thelen Reid Brown Raysman & Steiner LLP 875 Third Avenue New York, New York 10022 (212) 603-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) As of January 16, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ÿ.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS: Robi Hartman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,105,451**
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,105,451**
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,105,451**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.03%
14.	TYPE OF REPORTING PERSON IN

** Includes: 1,177,190 Ordinary Shares purchased in open-market transactions during the period from July 1, 2004 to December 31, 2006 and 356,550 options to purchase Ordinary Shares that are currently exercisable.

The statement on Schedule 13D filed as of January 10, 2006, relating to the Ordinary Shares, $.003 par value (the “Ordinary Shares”), of I.I.S. Intelligent Information Systems Limited, an Israel corporation (the “Issuer”), is hereby amended as set forth below by this Amendment No. 15 on Schedule 13D (this “Amendment”), being filed to reflect the rescission of the previously reported purchase of 1,258,225 Ordinary Shares in a privately negotiated transaction.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person’s beneficial ownership is as follows:

(a) Amount beneficially owned: 3,105,451 **
    Percent of class: 26.03%

(b) Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote - 3,105,451 **
(ii)  Shared power to vote or to direct the vote - 0
(iii) Sole power to dispose or to direct the disposition of - 3,105,451**
(iv) Shared power to dispose or to direct the disposition of - 0

  (c) The information with respect to the acquisitions by Reporting Person, as set forth in Item 3, is hereby incorporated by reference.

  (d) Not applicable.

  (e) Not applicable.
_________________
** Includes: 1,177,190 Ordinary Shares purchased in open-market transactions during the period from July 1, 2004 to December 31, 2006 and 356,550 options to purchase Ordinary Shares that are currently exercisable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On January 16, 2007, the previously reported purchase of 1,258,225 Ordinary Shares in a privately negotiated purchase transaction, subject to certain terms and conditions, was rescinded in its entirety.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	January 24, 2007
/s/ Robi Hartman
Robi Hartman